February 28, 2011

Ms. Cecilia Blye,

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-3628

U.S.A.

Re:	Panasonic Corporation.
Form 20-F for the period ended March 31, 2010
Filed June 30, 2010
File No. 1-06784

Dear Ms. Blye:

This is in response to the staff’s comment letter of January 19, 2011, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2010. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Comment # 1

We note from the disclosure on pages 55 and 57 of your Form 20-F that you have operations in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. We also note that you list on your website Panasonic dealers located in Iran and Panasonic service centers located in Iran and Syria. In addition, we are aware of 2008 news reports that Panasonic DVD players and TVs are available in Cuba. As you know, Cuba, Iran, Syria, and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us your past, current, and any anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, distributors, independent agents, or other direct or indirect arrangements, since your letters to us dated October 5, 2006 and November 22, 2006. Your response should describe any goods, services, technology, information, or support that you have provided into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

Ms. Cecilia D. Blye	- 2 -

Panasonic Response

As referenced in your comment, we have responded to previous comment letters regarding the same subject in letters we submitted to the staff on October 5, 2006 and November 22, 2006.

We hereby confirm that there has been no material change or expansion in our operations and investments in Cuba, Iran, Syria and Sudan since that time (as we have also previously indicated in our letter to you dated February 10, 2011).

Comment # 2

Please discuss the materiality of your operations in, and other contacts with, Cuba, Iran, Syria, and Sudan, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria, or Sudan.

Ms. Cecilia D. Blye	- 3 -

Panasonic Response

We do not believe that our operations in Sudan, Syria, Iran or Cuba constitute a material investment risk for our security holders in either quantitative or qualitative terms.

In quantitative terms, we believe our operations in Sudan, Syria, Iran and Cuba are immaterial to our consolidated results of operations. Our total consolidated net sales for the fiscal year ended March 31, 2010 (fiscal 2010) were approximately $79.8 billion (based on an exchange rate of ¥93 = US$1).

Sales amount of the Panasonic Group, including sales amount of SANYO Electric Co., Ltd. since the fourth quarter of fiscal 2010, associated with each of the referenced countries for the periods from fiscal 2008 through fiscal 2011 interim period are as follows.

For the fiscal 2008, sales attributable to our operations in Sudan, Syria and Iran were approximately $6 million, $10 million and $287 million, respectively.

For the fiscal 2009, sales attributable to our operations in Sudan, Syria and Iran were approximately $1 million, $10 million and $208 million, respectively.

For the fiscal 2010, sales attributable to our operations in Sudan, Syria and Iran were approximately $1 million, $7 million and $200 million, respectively.

For the first six months of fiscal 2011, sales attributable to our operations in Sudan, Syria and Iran were approximately $1 million, $10 million and $90 million, respectively.

We sell some consumer products to Panamanian distributors, a part of which is likely to be shipped by them to Cuba. The amount of such shipment by them may be around $3 million annually.

In qualitative terms, our products consist of consumer electronics/electric products and their parts, and have no military application. In addition, as mentioned above, to the best of our knowledge, understanding and belief, these products are not converted for any military use. Accordingly, we do not believe that our activities in these countries are of a nature that would materially and adversely affect our reputation or share value.

Ms. Cecilia D. Blye	- 4 -

*        *        *         *        *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cecilia D. Blye	- 5 -

If you have any questions about this response letter, please contact, by fax or by e-mail, Masahito Yamamura, General Manager of Investor Relations (fax: 81-6-6908-2351; e-mail:yamamura.masahito@jp.panasonic.com).

Very truly yours,

/s/ Makoto Uenoyama

Makoto Uenoyama
Managing Director
(Principal Financial Officer)
Panasonic Corporation.

cc:	Ms. Amanda Ravitz
Mr. Pradip Bhaumik
(Division of Corporation Finance
Securities and Exchange Commission)

Izumi Akai
Junko Urabe
Kenji Taneda
(Sullivan & Cromwell LLP)